FEDERATED STOCK AND BOND FUND

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 12, 2010

EDGAR Operations Branch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED STOCK AND BOND FUND (the “Trust”)
Class A Shares
Class B Shares
Class C Shares
Class K Shares
Institutional Shares
1933 Act File No. 2-10415
1940 Act File No. 811-1

Dear Sir or Madam:

I am writing to correct the record regarding the Rule 485(a) filing of the Trust that was filed with the Commission on December 1, 2009.  The Accession number of this filing was 0001318148-09-001709.  The Trust inadvertently filed the Rule 485(a) filing as Post-Effective Amendment No. 122 under the Securities Act of 1933 and Amendment No. 62 under the Investment Company Act of 1940.   Our records indicate that this update should have been filed as Pose-Effective Amendment No. 121 and Amendment No.61.

The Trust apologizes for any confusion this may have created and only wishes to set the record straight.

If you have any questions on the enclosed material, please contact me at (412) 288-7574.

Very truly yours,

/s/ M. Allison Miller
M. Allison Miller
Senior Paralegal

Enclosures